C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

02 AUG 15 AM 10: 01

July 30, 2002

02049254

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek

SUPPL

Dear Sirs:

RE: C Squared Developments Inc.
12g3-2(b) Exemption - #82-1756

In order to maintain the above exemption in good standing, we enclose the following:

1. Annual Information Report dated June 30, 2002;
2. News release dated July 9, 2002;
3. Material Change Report dated July 9, 2002;
4. BC Form 45-902 - Report of Exempt distribution dated July 30, 2002; and
5. Form 45-102F2 - Certificate of Qualifying Issuer dated July 30, 2002.

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Yours very truly,

C SQUARED DEVELOPMENTS INC.
per:

Marilyn Wong,
Assistant Secretary

Encl.

82: 1756

02 AUG 15 AM 10:01

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

JULY 9, 2002
NEWS RELEASE 00-05
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

The Company announces that it has entered into a Letter of Intent with Terrawest Management Inc. ("Terrawest"), a non-related Vancouver, B.C. based private corporation, regarding the potential acquisition of two advanced gold projects situated in the People's Republic of China.

The Letter of Intent provides that the Company will advance up to $50,000 to purchase existing data and sponsor a site inspection and visit to China.

After completion of the inspection and analysis of the data, the Company will have the sole and exclusive right to acquire Terrawest's rights to complete valuations and perfect joint ventures on both projects.

In connection with Project #1, Terrawest will grant to the Company the right to acquire its joint venture interest in the project, based upon an independent valuation to be completed during the August to November 2002 period, for 50% of the issued and outstanding shares of the Company on a fully diluted basis.

Terrawest will also grant to the Company the option to acquire its interest in Project #2, by funding a program of work in the amount of US $2.45 million over a two year period. At any time after completion of at least 50% of the work programs, the Company will have the right to acquire Terrawest's interest for shares of the Company, on the basis of a valuation satisfactory to it and to the TSX Venture Exchange.

Both projects are located in the Qin Ling gold mining district of China. Typifying the district are high grade, polymetallic mesothermal deposits occurring in the Archean-Taihua complex, which is composed mainly of felsic gneisses and metamorphosed supracrustal rocks interbedded with mafic to ultramafic rocks.

Further details will be made available upon the completion of the Company's initial assessment.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President

82-1756

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

C Squared Developments Inc. (the "Company")
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: (604) 913-0613

2. **Date of Material Change**

July 9, 2002

3. **Press Release**

A news release was issued on July 9, 2002, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company has has entered into a Letter of Intent with Terrawest Management Inc., a non-related Vancouver, B.C. based private corporation, regarding the potential acquisition of two advanced gold projects situated in the People's Republic of China.

5. **Full Description of Material Change(s)**

See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Jonathan George
Telephone: (604) 913-0613

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 9th day of July, 2002.

C SQUARED DEVELOPMENTS INC.
Per:

"Jonathan George"

Jonathan George, President

82-1756

BC FORM 45-902F
(Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1. **State the full name, address and telephone number of the issuer of the security distributed.**

   C Squared Developments Inc.
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8
   Tel. (604) 913-0613

2. **State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

   The issuer is a reporting issuer in British Columbia and Alberta.

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

   The issuer is listed on the TSX Venture Exchange.

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

   200,000 common shares.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	*Number of securities purchased*	*Date of distribution*	*Price per security / total purchase price (Canadian $)*	*Exemption relied on*	*Length of any restricted or seasoning period*
643990 BC Ltd. 1022 – 470 Granville Street Vancouver, B.C. V6C 1V3	200,000 common shares	July 23, 2002	$0.20 (deemed)	74(2)(18) of the Act	4 months

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Full name and residential address of purchaser	*Telephone number and e-mail address of purchaser*	*Type of security and number purchased*	*Exemption relied on*
see attached			

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

   $40,000 (deemed)

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	*Compensation paid (number and type of security and/or cash amount (Canadian $)*	*Price per share (Canadian $)*
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia this 30th day of July, 2002.

C SQUARED DEVELOPMENTS INC.
per:
"Jonathan George"

Jonathan George, President

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:
File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

SCHEDULE "A" – Item 6

Full name and residential address of purchaser	*Telephone number and e-mail address of purchaser*	*Type of security and number purchased*	*Exemption relied on*
643990 BC Ltd. 1022 – 470 Granville Street Vancouver, B.C. V6C 1V3		200,000 common shares	74(2)(18) of the Act

82-1756.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

C Squared Developments Inc. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on July 23, 2002 of 200,000 common shares of the Company at a deemed price of $0.20 per share, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, B.C. this 30th day of July, 2002.

C SQUARED DEVELOPMENTS INC.

By: "Jonathan George"
Jonathan George, President